Exhibit 11
CenturyLink, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Nine months
	ended September 30,		ended September 30,
	2010	2009	2010	2009
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income before extraordinary item	$231,167	147,635	722,539	283,819
Extraordinary item, net of income tax expense and noncontrolling interests	-	133,213	-	133,213
Net income attributable to CenturyLink, Inc.	231,167	280,848	722,539	417,032
Dividends applicable to preferred stock	(3)	(3)	(9)	(9)
Earnings applicable to unvested restricted stock:
Income before extraordinary item	(1,442)	(690)	(3,866)	(2,395)
Extraordinary item	-	(622)	-	(1,124)

Net income as adjusted for purposes of computing basic earnings per share	229,722	279,533	718,664	413,504
Dividends applicable to preferred stock	3	3	9	9

Net income as adjusted for purposes of computing diluted earnings per share	$229,725	279,536	718,673	413,513

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	301,745	297,331	300,665	166,230
Unvested restricted stock	(1,882)	(1,390)	(1,607)	(1,403)
Unvested restricted stock units	839	2,192	1,000	731

Weighted average number of shares outstanding during period for computing basic earnings per share	300,702	298,133	300,058	165,558

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	13	13	13
Shares issuable under incentive compensation plans	671	257	592	95

Number of shares as adjusted for purposes of computing diluted earnings per share	301,386	298,403	300,663	165,666

Basic earnings per share
Income before extraordinary item	$.76	.49	2.40	1.70
Extraordinary item	$-	.44	-	.80
Basic earnings per share	$.76	.94	2.40	2.50

Diluted earnings per share
Income before extraordinary item	$.76	.49	2.39	1.70
Extraordinary item	$-	.44	-	.80
Basic earnings per share	$.76	.94	2.39	2.50